Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction

Flamel Technologies S.A. (the Registrant):	France

1) Fccml Limited	Ireland

A) Flamel Ireland Limited	Ireland

2) Flamel U.S. Holdings, Inc.	United States (Delaware)

A) Eclat Pharmaceuticals, LLC	United States (Delaware)

i) Talec Pharmaceuticals, LLC	United States (Delaware)

B) FSC Holdings, LLC	United States (Delaware)

i) FSC Therapeutics, LLC	United States (Delaware)

ii) FSC Laboratories, Inc.	United States (Delaware)

a) FSC Pediatrics, Inc.	United States (Delaware)